 253G2 Denim.LA_253g2v2.htm 253G2

Filed pursuant to Rule 253(g)(2)

File No. 024-10868

SUPPLEMENT DATED MAY 10, 2019

DENIM.LA, INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with the offering statement on Form 1-A filed by Denim.LA, Inc. and amendments and supplements thereto. The offering statement was qualified by the U.S. Securities and Exchange Commission (the "SEC") on September 27, 2018.

The purpose of this supplement is to announce the Company will accept a reduced investor minimum of $500.32, rather than $1,499.90 as included in the previously filed offering statement and supplements. The following changes are being made to the offering statement and supplements:

SUMMARY OF THE OFFERING

Minimum investments

The minimum investment in this offering is $500.32, or 944 shares of Series A-3 Preferred Stock.

PLAN OF DISTRIBUTION AND SELLING SECURITY HOLDERS

Subscription Procedure

The minimum investment in this offering is $500.32, or 944 shares of Series A-3 Preferred Stock.